UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 18, 2010



NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701
(Address of Principal Executive Offices)

(432) 262-2700
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On January 18, 2010, our Compensation Committee met to discuss compensation matters concerning Stephen C. Taylor, our President, Chief Executive Officer and Chairman of the Board. Pursuant to the terms of our employment agreement with Mr. Taylor, we reviewed his base salary, but in compliance with his request and in keeping with the company-wide salary freeze, no increase was made to his 2009 base salary. In accordance with his employment agreement, Mr. Taylor was granted a stock option to purchase 30,000 shares of our common stock pursuant to our 1998 Stock Option Plan. The option is subject to vesting requirements under which one-third of the option shares will vest and become exercisable on the first anniversary of the grant date and another one-third of the option shares will vest on the second and third anniversary date thereafter. The exercise price of the option is $19.90 per share, the fair market value of our common stock on the date of grant. The option expires ten years from the date of grant.

In addition to the stock option noted above, on the same date we granted to Mr. Taylor restricted stock awards totaling 5,000 shares of common stock under our 2009 Restricted Stock/Unit Plan (the "Plan"). The 5,000 shares of common stock issued to Mr. Taylor are subject to a one year vesting requirement, subject to acceleration (an "Acceleration Event") in the case of (i) death, disability, or retirement of the recipient employee, or (ii) a change of control in the Company, as set forth in the Plan. Thus, except in the case of an Acceleration Event, if Mr. Taylor's employment is terminated prior to January 18, 2011, he will forfeit the shares of common stock he has received in connection with the restricted stock award described herein.

Finally, the Committee modified the terms of Mr. Taylor's potential bonus participation for 2010 in connection with our Incentive Cash Bonus Program ("IBP"), our bonus program that provides guidelines for the calculation of annual non-equity incentive based compensation in the form of cash bonuses to our executives. The bonuses awarded under the IBP are short-term awards in recognition of the overall performance and efforts made by our executives during a particular year. Each year, the Committee approves the group of executives eligible to participate in the IBP and establishes target award opportunities for such executives. In the past, Mr. Taylor was eligible to receive a target award of up to 50% of his base salary. For 2010, the Committee modified his participation in the IBP to provide for a target award opportunity of up to 60% of Mr. Taylor's base salary.

Mr. Taylor is employed pursuant to an employment agreement entered into on October 25, 2008, which was summarized in our Report on Form 8-K filed with the SEC on October 30, 2008, and filed as an exhibit thereto.
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SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Dated: January 21, 2010

By: /s/ Stephen C. Taylor

   Stephen C. Taylor
   President & Chief Executive Officer